SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

07 March 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

7 March 2014

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Deferred bonus awards for 2010, 2011 and 2012 performance

As previously announced, the deferred bonus awards for 2010, 2011 and 2012 performance vest in tranches over the period September 2011 to September 2016 and are released in Shares.

In this respect, the Group announces that on 7 March 2014, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Andrew Bester	75,268
Alison Brittain	278,256
Juan Colombás	231,604
Mark Fisher	265,415
António Lorenzo	244,398
David Nicholson	13,103
Miguel-Ángel Rodríguez-Sola	160,641
Toby Strauss	104,643
Matt Young	99,394

Mr Horta-Osório waived his right to be considered for a bonus in 2011.  His conditional bonus award for 2012 performance is subject to deferral for five years and accordingly does not vest in 2014.

Long-term awards made in March 2011

The Group further announces that on 7 March 2014, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name, following the partial vesting of long-term awards made in March 2011.

Name	Shares
António Horta-Osório	2,043,736
Juan Colombás	881,940
Alison Brittain	802,598
Mark Fisher	1,037,415
António Lorenzo	902,578
David Nicholson	139,651
Miguel-Ángel Rodríguez-Sola	319,863
Matt Young	481,559

Exercise of share buy out award

On 7 March 2014, the Group was notified that Alison Brittain, a PDMR, had exercised on the same day a share buy out award over 1,167,665 Shares for a total consideration of £5 and sold 550,306 Shares at a price of 81.53 pence per Share to meet income tax and national insurance contributions.

The award was granted in September 2011 for the loss of deferred share benefits forfeited as a result of her resignation from the Santander Group.  The value of the award at grant was £357,889 based on a share price of 30.65 pence on 5 September 2011, the date she joined the Group.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:
Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 07 March 2014